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Exhibit 99.5

NORANDA INC. CONFIRMS AGREEMENT WITH INCO LIMITED TO REFINE COPPER ANODES

        TORONTO, June 28, 2005 — Noranda Inc. today confirmed it has reached a commercial agreement with Inco Limited to refine its copper anodes produced at Inco's Sudbury operations. The anode copper will be refined at Noranda's Canadian Copper Refinery (CCR) located in Montreal East, Quebec.

        The terms of this commercial agreement are consistent with those in the marketplace. Currently, CCR refines copper anodes from Noranda's Horne and Altonorte smelters, as well as other unrefined copper and precious metals from Noranda and third party sources.

        Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Noranda's common shares are listed on The New York Exchange (NRD) and the Toronto Stock Exchange (NRD.LV). Noranda's website can be found at www.noranda.com.

For further information:

Ian Hamilton
Director, Communications & Public Affairs
(416) 982-7161
ian.hamilton@toronto.norfalc.com
www.noranda.com

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Exhibit 99.5